UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     August                               , 2004
                ----------------------------------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                        Form 20-F  [X]          Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes  [_]            No       [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Frontline Ltd. (the "Company") dated August 19, 2004, for the quarter ended June 2004.

FRONTLINE LTD. INTERIM REPORT APRIL - JUNE 2004

Highlights

     o Frontline reports net income of $169.2 million and earnings per share of $2.29 for the second quarter of 2004.

     o    Frontline announces a cash dividend of $1.60 per share.

     o Frontline announces the distribution of a further 10 percentage points of their shares in Ship Finance International Limited to Frontline shareholders.

Second Quarter and Six Months Results

The Board of Frontline Ltd. announces net income of $169.2 million for the second quarter of 2004, equivalent to earnings per share of $2.29. Operating income for the quarter $183.5 million, respectively. The tanker market remained strong in the second quarter although at lower levels than experienced at the start of 2004. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $58,500, $36,700 and $27,000, respectively, compared with $74,900, $59,100 and $26,100 respectively in the first quarter of 2004.

Administrative expenses of $5.2 million for the second quarter of 2004 include a non-cash charge of $2.0 million for stock option compensation. At June 30, 2004, the Company has no further stock options outstanding. Interest income for the quarter was $8.3 million, of which $6.1 million relates to Independent Tankers Corporation ("ITC"). Interest expense for the quarter was $50.5 million (of which $16.3 million relates to ITC) decreased from $53.8 million in the first quarter primarily due to the first quarter write off of deferred fees of $4.2 million. As anticipated in our first quarter report, the movement in interest rates and the Yen has generated valuation gains in the second quarter. Other financial items for the quarter were a credit of $24.8 million compared to an expense of $13.7 million in the first quarter. At June 30, 2004 the Company had interest rate swaps with a total notional principal amount of $641.3 outstanding and has recorded a $26.8 million credit attributable to the mark to market valuation of these interest rate swaps. The Yen rate moved from 105.64 at March 31, 2004 to 108.38 at June 30, 2004 and accordingly the Company recording a foreign exchange gain of $6.2 million on the Yen debt in subsidiaries and certain Yen currency contracts.

The Company has a 20 percent profit share arrangement with Ship Finance for any earnings Frontline makes above the fixed charter rates. This profit share is calculated on an annual basis. So far this year approximately $40.0 million has been accumulated of which $1.4 million has been accounted for in the second quarter in accordance with US generally accepted accounting principles. Frontline has recorded a liability and minority interest for this $1.4 million.

Frontline announces net income of $383.6 million for the six months ended June 30, 2004, equivalent to earnings per share of $5.20. This is the best half year results ever recorded by the Company. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $66,700, $48,200 and $26,600, respectively

As at June 30, 2004, the Company had total cash and cash equivalents of $707.3 million. This amount includes restricted cash of $594.5 million of which $327.1 million relates to deposits in ITC and $250 million in Frontline Shipping Limited. As of August 18, 2004, Frontline has cash breakeven rates for VLCCs and Suezmaxes of $21,784 and $15,788, respectively.

Corporate and Other Matters

On June 16, 2004, Frontline completed the partial spin off of Ship Finance International Limited. Frontline distributed 25 per cent of Ship Finance's common shares to Frontline's ordinary shareholders with each Frontline shareholder receiving one share in Ship Finance for every four Frontline shares held. On June 17, 2004, Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL". The Board has, in line with earlier reported strategy, taken a decision to distribute further a 10 percentage points of the Company's holding in Ship Finance. Consequently, Frontline. shareholders of record as of September 10, 2004 will receive one share in Ship Finance for every ten shares they hold in Frontline. The ex-dividend date will be September 8, 2004 and the distribution of shares is expected to take place on or about September 24, 2004. The decision of the final distribution of Ship Finance will, in accordance with what has been previously communicated, be taken later this year.

On July 12, 2004, the Company announced that it had secured two VLCC newbuildings for delivery in 2006 through the purchase of two resale contracts for a total price of $158.5 million. Initially only 10 percent of the contract price is required to be paid in cash.

As a result of the spin-off of Ship Finance, Frontline is more financially exposed to the charter market. As stated in the first quarter report this is likely to increase Frontline's activity in the physical as well as in the financial chartering market. While the physical chartering will be recorded through the ongoing reported operating revenues, the financial chartering position will in accordance with US GAAP be recorded on a mark to market valuation on a quarterly basis. For the second quarter Frontline has recorded a revaluation surplus on such position of $0.5 million net.

On July 13, 2004, Frontline announced that it had completed the private placement of 600,000 Frontline ordinary shares to institutional investors at a purchase price of NOK 246 per share. The total proceeds of $21.5 million are being used to equity finance the acquisition of three 1989-90 built Suezmax tankers.

On August 19, 2004, the Board declared a dividend of $1.60 per share. The record date for the dividend is August 30, 2004, ex dividend date is August 26, 2004 and the dividend will be paid on or about September 13, 2004.

During the second quarter of 2004, the Company issued 147,037 shares in connection with the exercise of employee share options and acquired 20,197 ordinary shares in connection with the compulsory acquisition of shareholdings of less than 50 shares that occurred in April 2004. At June 30, 2004, 73,925,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months then ended were 73,826,317 and 73,758,695, respectively.

The Market

The strong tanker market that we experienced in the first quarter of 2004 continued into the second quarter although at slightly lower levels. Except for a weak period at the beginning of the quarter, the VLCC market from the Middle East to the Far East stayed above TCE rates of $50,000 for the whole quarter. The average TCE rate Arabian Gulf to East was about $61,500 versus $71,500 in the first quarter. In the Suezmax market from West Africa to the east coast of the U.S. the average TCE rate for the quarter was around $37,000 per day. This was the result of continued high world oil demand due to the economic recovery in the U.S. and Europe, continued strong growth in the demand for oil into China, and improving world economic activity in general. The oil production in Venezuela again failed to reach pre-strike levels, the shortfall being covered from the Middle East, resulting in increased ton miles.

According to the August 11 update from IEA, the average OPEC oil production, including Iraq, in the second quarter of 2004 was approximately 28.2 million barrels per day (b/d), an increase from the first quarter when they produced about 27.9 million b/d. This surprising development came in spite of OPEC going ahead with their announced cut of 1 million b/d from April 1. After implementing the cut, OPEC soon discovered that the world economy required more oil, and for the last two months of the quarter they have produced at close to capacity levels. On June 3 OPEC announced that they would increase the quota by 2.0 million b/d and that they where committed to `produce what is needed to supply the market'.

IEA estimates that world oil demand averaged 80.4 million b/d in the second quarter, an increase of 5.65 percent from the second quarter of 2003. Industry analysts had expected a seasonal decrease in the demand in the second quarter, but demand only fell by 1.34 percent from the first quarter and this indicates a very strong demand for oil. At present all the oil analysts have announced that they had seriously underestimated the demand for oil, and several are concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 435 vessels at the end of the second quarter 2004, an increase of three vessels or 0.7 percent over the quarter. One VLCC was scrapped in the period and 4 were delivered. The total order book is now at 85 vessels up from 80 after the first quarter. This represents 19.5 percent of the current VLCC fleet. A total of nine VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 304 vessels at the end of the quarter, up from 301 vessels after the first quarter. Three Suezmaxes were scrapped during the quarter and six were delivered. The total order book for Suezmaxes is now at 79, up from 77 after the first quarter. A total of eight Suezmaxes were ordered in the quarter.

The value of second-hand vessels has increased more than 10 percent in the quarter. The main reason for this has been increased willingness to pay to catch the strong spot earnings. In addition owners have increased confidence in the long-term prospects for the tanker market. Newbuilding prices has gone up with approximately 10 percent in the quarter , but the lack of building slots before 2008 has limited the ordering.

Strategy

The Frontline Group has as of today a large presence in the dry bulk market. All the eight OBO carriers owned by Ship Finance are currently chartered out medium term in this market. In addition Frontline owns two capesize vessels and one handysize which were acquired as part of the original Golden Ocean acquisition. The dry bulk market has during the last year shown substantial strength driven by a modest delivery schedule and strong demand, particularly by iron ore and coal.

In view of Frontline's strategy to be a pure tanker company, the Board feels that the dry bulk assets will give a higher value to shareholders if developed in a stand alone company. The Board has therefore taken a principal decision to seek to establish a new dry bulk company, which is likely to be spun off to existing holders of Frontline shares. The equity in the three "Golden Ocean" ships will, together with the ships' contracts and some further cash, create the core part of the Company. Based on the existing contracts the Company is expected to be profitable from the first day of operation. The dry bulk Company is likely to have an aggressive growth ambition focused on consolidation. The strategy will include ownership, chartering, as well as contract positions. The Board is currently putting together the organization to run the new company. A detailed clarification on how the new company will be spun off to Frontline's shareholders is expected to be given within the next months.

The structuring of Frontline as a chartering company has substantially reduced the use of capital and thereby the need to reserve capital for long-term expansion. The Board will instead seek to optimize medium-term cash generation in order to give the highest possible return to shareholders. A major part of this return is likely to be given in the form of a dividend. In order to maximize the direct return to shareholders the Company will also consider tanker deals, which normally would not have been a part of the old Frontline. The recent purchase of three Suezmaxes with anticipated full pay off to current residual value in one year, based on existing forward rates, is an illustration of such a deal.

Frontline has today 12 ships on charter from different German KGs. Frontline has purchase options for all these vessels. Most of these options becomes declarable for the first time six years after the contract was entered into. The first two vessels will become declarable at the end of this year. The market price for the vessels is today approximately $11 million higher than the declaration price. Frontline will therefore consider declaring these options at the first declaration opportunity and subsequently initiate discussion with Ship Finance to secure alternative financing of these vessels. Such a transaction is likely to reduce Frontline's cost of capital, increase the Company's cash position, and at the same time increase earnings and growth rate for Ship Finance.

Frontline owns approximately 20 percent of the leading market place for tanker futures IMAREX and is by that the leading shareholder. IMAREX is in a strong positive development, and Frontline will consider steps in order to maximize the value of its investment in IMAREX.

Outlook

So far in the second quarter, Frontline has chartered out approximately 75 percent of the VLCC capacity and 65 percent of the Suezmax capacity at TCE rates of around $62,000 and $38,000. The current market is higher than the average rates achieved so far this quarter.

The tanker market looks healthy for the remainder of the year. The freight futures market is reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year at a level that equates to approximately TCE rates of $81,000 per day on VLCCs and $60,000 per day for next year. For Suezmaxes the rate for the rest of the year is $47,000 and $40,000 for next year.

The net income, as well as the dividend for the second half of 2004, will, in addition to the general market, be influenced by which model the Board will use for the divestment of Frontline's remaining 63 percent holding in Ship Finance, the profit sharing to be paid to Ship Finance, the financial hedging and also by the capitalization and spin off model of the new Bulk Company.

The current long-term rate in the tanker market is today significantly higher than Frontline's cash break even rates. A fixture of part of the fleet will thereby reduce the financial risk and secure return to shareholders. The Board is currently evaluating several of these opportunities.

The strength in the short-term market combined with the increasingly tight supply/demand balance until phase out of single hull tonnage in 2010 may create a very positive market situation for tankers for the next five to seven years. The Board is, based on the underlying fundamentals, excited about the outlook for the Company and the ability to give a good return to shareholders. Frontline expects to report strong earnings for the rest of the year.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 19, 2004
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

          Contact: Tor Olav Troim: Director, Frontline Ltd
          +47 23 11 40 00


          Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

          Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21


                                         FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)



   2003        2004     INCOME STATEMENT                                      2004       2003       2003
  Apr-Jun     Apr-Jun   (in thousands of $)                                  Jan-Jun    Jan-Jun    Jan-Dec
  -------     -------   -------------------                                  -------    -------    -------
                                                                                                  (audited)
    330,201    357,004  Total operating revenues                              806,581    677,410  1,173,783
     (4,271)      (469) Gain (loss) from sale of assets                          (225)    (3,778)     5,626
     97,505     82,865  Voyage expenses and commission                        164,625    177,175    323,598
     28,918     29,904  Ship operating expenses                                60,617     55,758    117,604
     19,303      9,371  Charterhire expenses                                   21,255     42,850     81,009
      2,458      5,236  Administrative expenses                                11,352      5,721     17,889
     35,582     45,628  Depreciation                                           90,811     70,941    146,907
    183,766    173,004  Total operating expenses                              348,660    352,445    687,007
    142,164    183,531  Operating income                                      457,696    321,187    492,402
      3,273      8,297  Interest income                                        16,258      5,981      9,185
    (17,082)   (51,055) Interest expense                                     (104,869)   (35,553)   (75,097)
     13,287      1,483  Share of results from associated companies              4,346     30,452     33,533
     14,302     25,267  Other financial items                                  12,628     12,549        300
       (878)     6,159  Foreign currency exchange gain (loss)                   2,055        127    (17,193)
    155,066    173,682  Income (loss) before taxes and minority interest      388,114    334,743    443,130
          -      4,381  Minority Interest                                       4,381          -          -
         (1)       113  Taxes                                                     113         (3)         3
          -          -  Cumulative effect of change in accounting principle         -          -     33,767
    155,067    169,188  Net income (loss)                                     383,620    334,746    409,360

                        Basic Earnings (loss) Per Share Amounts ($)
                        EPS from continuing operations before cumulative
      $2.04      $2.29  effect of change in accounting principle                $5.20      $4.39      $5.92
      $2.04      $2.29  EPS                                                     $5.20      $4.39      $5.47

                        Income on timecharter basis ($ per day per ship)*
   46,000       58,500  VLCC                                                   66,700     50,700     42,300
   39,600       36,700  Suezmax                                                48,200     40,200     33,900
   35,200       27,000  Suezmax OBO                                            26,600     38,700     31,900

                        * Basis = Calendar days minus off-hire. Figures after deduction of broker commission




BALANCE SHEET                                          2004         2003         2003
(in thousands of $)                                   Jun 30       Jun 30       Dec 31
-------------------                                   ------       ------       ------
                                                                               (audited)
ASSETS
Short term
Cash and cash equivalents                              112,859      240,140      124,189
Restricted cash                                        594,478        4,844      891,887
Other current assets                                   208,437      159,202      181,928
Long term
Newbuildings and vessel purchase options                 8,370       35,333        8,370
Vessels and equipment, net                           2,286,717    2,275,918    2,165,239
Vessels under capital lease, net                       742,035      347,756      765,126
Investment in finance lease                            114,237            -      120,894
Investment in associated companies                      12,971      131,344      173,329
Deferred charges and other long-term assets             45,816       16,479       32,573
Total assets                                         4,125,920    3,211,016    4,463,535

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                       184,605      156,802      191,131
Current portion of obligations under capital lease      20,787       16,755       20,138
Other current liabilities                              139,431      147,105      110,043
Long term
Long term interest bearing debt                      2,047,057    1,161,742    2,091,286
Obligations under capital lease                        743,536      342,905      753,823
Other long term liabilities                             41,879       33,508       41,697
Minority interest                                      162,011            -            -
Stockholders' equity                                   786,614    1,352,199    1,255,417
Total liabilities and stockholders' equity           4,125,920    3,211,016    4,463,535



   2003        2004     STATEMENT OF CASHFLOWS                                 2004      2003       2003
  Apr-Jun     Apr-Jun   (in thousands of $)                                  Jan-Jun    Jan-Jun    Jan-Dec
  -------     -------   -------------------                                  -------    -------    -------
                                                                                                  (audited)
                        OPERATING ACTIVITIES
    155,067    169,188  Net income (loss)                                     383,620    334,746    409,360
                        Adjustments to reconcile net income to net cash
                        provided by operating activities
     35,509     47,241  Depreciation and amortisation                          97,605     72,146    149,769
        188     (6,081) Unrealised foreign currency exchange (gain) loss        2,327     (1,070)    17,955
      4,271        469  Gain or loss on sale of assets                            225      3,778     (5,626)
    (13,287)    (1,483) Results from associated companies                      (4,346)   (30,452)   (33,533)
    (16,250)   (28,998) Adjustment of financial derivatives to market value   (16,156)   (22,410)   (28,180)
          -          -  Change in accounting principle                              -          -     33,767
     (3,983)     4,779  Other, net                                              2,800     (4,963)     1,311
    145,659      4,323  Change in operating assets and liabilities             26,292     92,322    (21,543)
    307,174    189,438  Net cash provided by operating activities             439,784    444,097    523,280

                        INVESTING ACTIVITIES
      5,671    (22,619) Maturity (placement) of restricted cash               299,872      4,697   (559,430)
   (157,899)         -  Additions to newbuildings, vessels and equipment            -   (172,213)   (66,589)
        226      1,400  Advances to associated companies, net                 (30,743)       495    (80,030)
          -          -  Purchase of option                                          -          -    (10,042)
          -     (4,145) Acquistion of subsidiaries                             (4,145)         -     (2,363)
                        Receipt from investment in finance lease and loans
          -      8,109  receivable                                              8,109          -          -
          -       (417) Purchase of other assets                                 (417)         -          -
    111,942        682  Proceeds from sale of assets                           11,864    115,885    449,396
    (40,060)   (16,990) Net cash provided by (used in) investing activities   284,359    (51,136)  (269,058)

                        FINANCING ACTIVITIES
     52,149     88,776  Proceeds from long-term debt, net of fees paid      1,552,894     51,073    608,808
   (116,038)   (99,026  Repayments of long-term debt                       (1,616,956)  (178,141)  (465,313)
     (1,853)    (4,842) Repayment of capital leases                            (9,638)    (5,009)   (13,134)
    (76,037)  (329,630) Dividends paid                                       (661,618)   (87,508)  (338,033)
    (24,045)      (192) Issue of shares, net                                    1,128    (23,993)   (25,631)
   (165,824)  (344,914) Net cash used in financing activities                (733,190)  (243,578)  (233,303)

                        Net increase (decrease) in cash and cash
    101,290   (172,466) equivalents before change in accounting principle      (8,867)   149,383     20,919
          -          -  Cash effect of change in accounting principle               -          -     11,192
                        Net increase (decrease) in cash and cash
    101,290  (172,466)  equivalents after change in accounting principle       (8,867)   149,383     32,111
    138,850    285,325  Cash and cash equivalents at start of period          121,726     90,757     92,078
    240,140    112,859  Cash and cash equivalents at end of period            112,859    240,140    124,189


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                            Frontline Ltd.
                                                            --------------
                                                             (Registrant)




Date  August 19, 2004            By  /s/ Kate Blankenship
                                     --------------------
                                         Kate Blankenship
                                         Secretary and Chief Accounting Officer



02089.0009 #507421